THIS PAPER DOCUMENT IS BEING SUBMITTED
                   PURSUANT TO RULE 901(D) OF REGULATION S-T

                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                 SCHEDULE 13D

                   Under the Securities Exchange Act of 1934
                              (Amendment No. 3)*


Clinton Gas Systems, Inc. (presently known as CGAS, Inc. and formerly known as
                          Leader Development Corp.)
- --------------------------------------------------------------------------------
                               (Name of Issuer)


                       Common Shares, without par value
- --------------------------------------------------------------------------------
                        (Title of Class of Securities)

                                  187571-10-4
       -----------------------------------------------------------------
                                (CUSIP Number)

                          Roger E. Lautzenhiser, Esq.
                        Vorys, Sater, Seymour and Pease
                              52 East Gay Street
                                 P.O. Box 1008
                           Columbus, Ohio 43216-1008
                                (614) 464-6291
- --------------------------------------------------------------------------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                               September 4, 1996
       -----------------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box. _____

Check the following box if a fee is being paid with the statement _____ . (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class. See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                 SCHEDULE 13D

CUSIP NO.          187571-10-4

1.    NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:

            Hal W. Field

2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions):

            N/A                                            (a) _____ (b) _____


3.    SEC USE ONLY:


4.    SOURCE OF FUNDS (See Instructions):

            N/A

5.    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS 2(d) or 2(e):
                                                                         _____

6.    CITIZENSHIP OR PLACE OF ORGANIZATION:

            U.S.A.

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7.     SOLE VOTING POWER:            0
8.     SHARED VOTING POWER:          0
9.     SOLE DISPOSITIVE POWER:       0
10.    SHARED DISPOSITIVE POWER:     0

11.    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

            0

12.    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
       CERTAIN SHARES (See Instructions):
                                                                         _____

13.    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

            0

14.    TYPE OF REPORTING PERSON (See Instructions):

            IN

Item 1.  Security and Issuer.

This Amendment No. 3 to the Schedule 13D filed by the reporting person with the Securities and Exchange Commission (the "Commission"), as previously amended, relates to common shares, without par value (the "Common Shares"), of Clinton Gas Systems, Inc., an Ohio corporation which is presently known as CGAS, Inc. and was formerly known as Leader Development Corp. (the "Issuer"). The principal executive offices of the Issuer are located at 4770 Indianola Avenue, Columbus, Ohio 43214. Capitalized terms not otherwise defined herein are defined as set forth in the Schedule 13D.


Item 2.  Identity and Background.

The following table represents certain of the information required by Item 2 with respect to the reporting person as of date of this Amendment No. 3:

Name and Business Address                        Principal Occupation
- -------------------------                       ----------------------

Hal W. Field                                    Retired.
2600 Peachtree Road
Atlanta, Georgia 30305


Mr. Field is a citizen of the United States. He has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) during the last five years. Mr. Field has not been a party during the last five years to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding been or is subject to a judgment, decree or final order finding violations of or enjoining future violations of or prohibiting or mandating activities subject to federal or state securities laws.


Item 3.  Source and Amount of Funds or Other Consideration.

       N/A


Item 4.  Purpose of Transaction.

       N/A

Item 5.  Interest in Securities of the Issuer.

     (a), (b) The aggregate number and percent of Common Shares of the Issuer that Mr. Field owns beneficially as of the date hereof are shown in the table below:

                                   Number of               Percent (%) of
           Name                  Common Shares              Common Shares
        ----------              ---------------           ----------------

Hal W. Field                           0                          0


     (c), (e) On May 24, 1996, the Issuer entered into a definitive merger agreement (the "Merger Agreement") by and among the Issuer, Jenco Acquisition, Inc., an Ohio corporation, and Joint Energy Development Investments Limited Partnership, a Delaware limited partnership ("JEDI"). The merger became effective September 4, 1996. Pursuant to the terms of the Merger Agreement, JEDI acquired Common Shares of the Issuer at a price of $6.75 per Share in cash. As a result, the reporting person, as of September 4, 1996, ceased to be a beneficial owner of more than five percent of the Common Shares of the Issuer.

     (d) No other person is known to have the right to receive or the power to direct the receipt of dividends from or the proceeds from the sale of the Common Shares of the Issuer reported on herein.


Item 6. Contracts, Arrangements, Understandings, or Relationships with Respect to Securities of the Issuer.

       N/A


Item 7.  Material to be Filed as Exhibits

       N/A

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.





                                               By /s/ Hal W. Field
                                                  ____________________________
Date:  September 6, 1996                              Hal W. Field